717 TEXAS AVENUE, SUITE 1000 HOUSTON, TX 77002

May 5, 2016
VIA EDGAR
Ms. Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:       Calpine Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 12, 2016
Form 8-K
Filed February 12, 2016
File No. 001-12079

Dear Ms. Thompson:
We are in receipt of your letter addressed to Zamir Rauf, Executive Vice President and Chief Financial Officer of Calpine Corporation, dated April 25, 2016, concerning the above-referenced filings. We have begun to analyze the comments of the staff (the “Staff”) of the Securities and Exchange Commission and to gather the requested information in response to this request. However, due to the nature of the information requested, the demands required to complete our Form 10-Q filing as of March 31, 2016 and the demands associated with preparing for our upcoming shareholder and board of directors meetings, we respectfully request additional time to submit a response to the Staff’s comments. If acceptable, we request the ability to provide a comprehensive response no later than May 25, 2016.
We appreciate your consideration in this matter. If you have any questions concerning our request, please do not hesitate to contact me at (832) 325-1591.

Best regards,

/s/ JEFFERY KOSHKIN
Jeffery Koshkin
Senior Vice President and
Chief Accounting Officer

cc:	Zamir Rauf, EVP and Chief Financial Officer
W. Thaddeus Miller, EVP and Chief Legal Officer